AEM SPA


RECEIVED
MAY 0 5 2005
161
WASH. D.C.
SECTION



FILE NO. 82-4911

N.
(da citare nella risposta)

AFG/SLS/SES/201/2005/MAN/as

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

BY COURIER 

April 29, 2005


05007810

Attention: Special Counsel, Office of International Corporate Finance

SUPPL

Dear Sir or Madam,

Please find enclosed a copy, translated in English, of the Press releases issued today.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,

Maria Angela Nardone
Company Secretary

PROCESSED
MAY 1 3 2005
THOMSON
FINANCIAL

Encl.

AEM S.P.A.
20122 Milano - Corso di Porta Vittoria, 4 - Tel. +39 027720.1 - Fax +39 027720.3920
Capitale Sociale € 936.024.648,00 i.v. - Codice fiscale, Partita IVA e numero di iscrizione nel Registro Imprese di Milano 11957540153
Codice V.A.T. IT 11957540153 - www.aem.it - aem@aem.it

AEM SPA



PRESS RELEASE

APPROVED YEAR 2004 ACCOUNTS
APPOINTED THE BOARD OF DIRECTORS AND THE BOARD OF AUDITORS FOR THE THREE-YEAR PERIOD 2005-2007
GIULIANO ZUCCOLI CONFIRMED AS CHAIRMAN

Milan, 29th April 2005 – The Shareholders' General Meeting of Aem S.p.A., has met today in first call and decided to approve:

- the Board of Directors Report on Operations;
- the Balance Sheet, Profit and Loss Accounts and the Explanatory Notes of the accounting period 2004 which records a net profit of € 153,730,202, as submitted by the Board of Directors, fully and in detail, including the allotments and provisions proposed;
- to assign the Net Profit, amounting to € 153,730,202, as follows:
  - € 7,686,510 to legal reseve;
  - € 51,427,798 to extraordinary reserve;
  - € 94,615,894 to dividends to shareholders, amounting to € 0.053 per each of the 1,785,205,550 share currently traded on the market.

Dividends no longer attracts any tax credit and depending who the recipient is they may be subject to withholding tax at source or, in part, contribute towards taxable income. The dividend will be paid from 23rd June 2005, on rendering of coupon nr 7 (20th June 2005).

Transition to the new accounting principles.

As regards the transition to the new accounting principles there have been no updates since our last communication to the market on 16th March 2005. To this purpose we remind that the activities aiming to review the procedures for the transition to the new accounting principles are currently being completed and that the first interim statement to be drawn up using the provisions laid down under IAS 34 international accounting standard will presumably be the half-yearly accounts of the Aem Group at 30th June 2005.

Board of Directors and Board of Auditors.

The Shareholders have agreed that the Board of Directors will consist of nine members and have appointed, on the basis of the concurrent list mechanism, the Directors and the Statutory Auditors which are not appointed by the Municipality of Milan.

The Board of Directors, which will be in charge until the approval of the Financial Statement at 31st December 2007, is made up as follows: Dario Cassinelli, Mario Mauri, Paolo Oberti, Umberto Quadrino, Francesco Randazzo, Aldo Scarselli, Alberto Sciumé, Antonio Taormina and Giuliano Zuccoli.

Giuliano Zuccoli has been confirmed Chairman of the Board of Directors.

The Board of Auditors, which will be in charge until the approval of the Financial Statement at 31st December 2007, is made up as follows: Alfredo Fossati, Salvatore Rino Messina and Luigi

Carlo Spadacini – Acting Statutory Auditors, Renato Ravasio and Giovanni Nicola Rocca – Substitute Auditors.

According to art. 22bis of the Company By-laws, the President of the Board of Auditors will be appointed by absolute majority of the Acting members.

The *curricula* of the Directors as well as of the appointed Auditors are available at the Company's headquarter.

For further informaton

Media Relations
Tel. 02.7720.3093
ufficiostampa@aem.it
www.aem.it

Investor Relations
Tel. 027720.3879
ir@aem.it